# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grown Rogue International, Inc., CIK 0001463000
CUSIP: 39986R106
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 340 Richmond Street West, Toronto, Ontario Canada (A6), M5V 1X1
Date of event which requires filing of this statement: 02/03/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001868332
Persons authorized to receive notices and communications: Bengal Catalyst Fund, LP, c/o Joshua Rosen, 6608 E. 2nd St., Scottsdale, Arizona (AZ), 85251, (312) 593-3311; Marc J. Adesso, Esq., Baker Botts L.L.P., 401 South First Street, Suite 1300, Austin, Texas (TX), 78704, (512) 322-2500

## Reporting persons
- Bengal Catalyst Fund, LP (CIK 0001868332): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 21,420,100; sole dispositive power 0; shared dispositive power 21,420,100; aggregate amount beneficially owned 21,420,100 (9.6% of the class)
  Comment: Note to rows 8, 10 and 11:
  Between May 30, 2024, and September 18, 2024, Bengal Catalyst Fund, LP (the "Fund") made open market sales of a total of 2,944,900 shares of Grown Rogue International, Inc.'s (the "Company") common stock, no par value per share (the "Common Stock"). The Fund's investment manager is Bengal Impact Partners, LLC (the "Manager"), and the Fund's general partner is Bengal Catalyst Fund, GP (the "General Partner") The Manager and the General Partner share voting and dispositive power over the shares of Common Stock. Both the Manager and the General Partner disclaim beneficial ownership of the shares of Common Stock held by the Fund, except to the extent of their pecuniary interest therein.
  
  Note to row 13:
  Based on 222,446,113 shares of Common Stock issued and outstanding as of December 31, 2024, as reported in the Company's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 30, 2025.
- Bengal Impact Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,420,100; sole dispositive power 0; shared dispositive power 21,420,100; aggregate amount beneficially owned 21,420,100 (9.6% of the class)
  Comment: Note to rows 8, 10 and 11:
  Between May 30, 2024, and September 18, 2024, the Fund made open market sales of a total of 2,944,900 shares of Common Stock. The Manager and the General Partner share investment control and voting power over securities held by the Fund. The Manager disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein.
  
  Note to row 13:
  Based on 222,446,113 shares of Common Stock issued and outstanding as of December 31, 2024, as reported in the Company's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 30, 2025.
- Bengal Catalyst Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,420,100; sole dispositive power 0; shared dispositive power 21,420,100; aggregate amount beneficially owned 21,420,100 (9.6% of the class)
  Comment: Note to rows 8, 10 and 11:
  Between May 30, 2024, and September 18, 2024, the Fund made open market sales of a total of 2,944,900 shares of Common Stock. The General Partner may replace the Manager at any time and without justification. As a result, the General Partner shares voting and dispositive power over the shares of Common Stock with the Manager. The General Partner disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein.
  
  Note to row 13:
  Based on 222,446,113 shares of Common Stock issued and outstanding as of December 31, 2024, as reported in the Company's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 30, 2025.
- Joshua Rosen: type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); source of funds: other (OO); sole voting power 166,668; shared voting power 21,420,100; sole dispositive power 166,668; shared dispositive power 21,420,100; aggregate amount beneficially owned 21,586,768 (9.7% of the class)
  Comment: Note to rows 7, 8, 9 10 and 11:
  Mr. Rosen entered into a consulting agreement with the Company to serve as the Company's Chief Strategic Officer on February 3, 2025. As part of the consulting agreement, Mr. Rosen was granted 1,000,000 options to purchase Common Stock at a price of CAD$0.87 per share, which vest in equal increments over 24 months beginning on February 3, 2025. As of the date of this filing, 166,668 of those options have vested. Additionally, under the terms of the same consulting agreement with the Company, on February 3, 2025, Mr. Rosen was granted 500,000 options to purchase Common Stock, which vest 24 months from the date of the grant, and another 500,000 options to purchase Common Stock which vest 36 months from the date of the grant, with both such additional grants having a strike price of CAD$0.87. Except for these shares of Common Stock underlying options held in his name directly, Mr. Rosen disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.
  
  Note to rows 8, 10 and 11:
  The Fund is managed by the Manager, which shares investment control and voting power over securities held by the Fund. Mr. Rosen shares investment control and voting power over the Manager and the General Partner with Sanjay Tolia.
  
  Note to row 13:
  Based on 222,446,113 shares of Common Stock issued and outstanding as of December 31, 2024, as reported in the Company's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 30, 2025.
- Sanjay Tolia: type of reporting person: individual (IN); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 21,420,100; sole dispositive power 0; shared dispositive power 21,420,100; aggregate amount beneficially owned 21,420,100 (11.8% of the class)
  Comment: Note to rows 8, 10 and 11:
  The Fund is managed by the Manager, which has investment control and voting power over securities held by the Fund. Mr. Tolia shares investment control and voting power over the Manager with Mr. Rosen.
  
  Note to row 13:
  Based on 222,446,113 shares of Common Stock issued and outstanding as of December 31, 2024, as reported in the Company's Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission on April 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Grown Rogue International, Inc.
Address of issuer's principal executive offices: 340 Richmond Street West, Toronto, Ontario Canada (A6), M5V 1X1
Comment: This statement on Schedule 13D relates to shares of Grown Rogue International Inc.'s (the "Company") common stock, no par value per share ("Common Stock"). The Company's principal executive office is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X1 Canada.

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D is filed on behalf of:

(i) Bengal Catalyst Fund, LP, a Delaware limited partnership (the "Fund");

(ii) Bengal Impact Partners, LLC, a Delaware limited liability company (the "Manager");

(iii) Bengal Catalyst Fund GP, LLC (the "General Partner");

(iv) Joshua Rosen, an Arizona resident; and

(v) Sanjay Tolia, a California resident.

Each of the foregoing is referred to as a "Reporting Person," and collectively as the "Reporting Persons." Each of the Reporting Persons is subject to the Joint Filing Agreement further described in Item 6 below.
Residence or business address: The address for all of the Reporting Persons is c/o Bengal Impact Partners, LLC, 6608 E. 2nd St., Scottsdale, AZ 85251.
Present principal occupation or employment: Mr. Rosen and Mr. Tolia are the Managing Partners of the Manager and the Managing Partners of the General Partner.
Criminal convictions in the last five years: During the five years preceding the date of this filing, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the five years preceding the date of this filing, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Rosen is a resident of the State of Arizona, and Mr. Tolia is a resident of the State of California.

The Reporting Persons have executed a joint filing agreement, dated as of June 30, 2025, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, the full text of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As previously reported in the Fund's Amendment No.1 to the Schedule 13G filed with the U.S. Securities and Exchange Commission on June 12, 2024, the Fund made open market purchases of a total of 24,365,000 shares of Common Stock between January 26, 2022 and October 13, 2022. The General Partner was inadvertently omitted from such filing. The funds used to make such open market purchases were from working capital of the Fund.

Between May 30, 2024, and September 18, 2024, the Fund made open market sales of a total of 2,944,900 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously reported in the Fund's Amendment No.1 to the Schedule 13G filed with the U.S. Securities and Exchange Commission on June 12, 2024, the Fund made open market purchases of a total of 24,365,000 shares of Common Stock between January 26, 2022 and October 13, 2022. The Fund acquired such 24,365,000 shares of Common Stock for investment purposes and not with the purpose or effect of changing or influencing control of the Company.

Between May 30, 2024, and September 18, 2024, the Fund made open market sales of a total of 2,944,900 shares of Common Stock at a price per share ranging from CAD$0.79 to CAD$1.05 at a weighted average price per share of CAD$0.89 through open market sales. The Reporting Persons undertake to provide, upon request by the United States Securities and Exchange Commission staff, full information regarding the number of shares of Common Stock sold at each price.

On February 3, 2025, Mr. Rosen entered into a consulting agreement with the Company to serve as the Company's Chief Strategic Officer. As part of the consulting agreement, Mr. Rosen was granted 1,000,000 options to purchase Common Stock at a price of CAD$0.87 per share, which vest in equal increments over 24 months beginning on February 3, 2025. As of the date of this filing, 166,668 of those options have vested. Additionally, under the terms of the same consulting agreement with the Company, on February 3, 2025, Mr. Rosen was granted 500,000 options to purchase Common Stock, which vest 24 months from the date of the grant, and another 500,000 options to purchase Common Stock which vest 36 months from the date of the grant, with both such additional grants having a strike price of CAD$0.87.

In the capacity as the Company's Chief Strategic Officer, Mr. Rosen will have on-going discussions with management and the Company's board of directors about the Company's business, operations, strategy, plans, and prospects. In addition, the Reporting Persons may engage in discussions with management, the Company's board of directors, stockholders or other securityholders of the Company and other relevant parties or take other actions concerning new market entry and business development, extraordinary corporate transactions (including, but not limited to, mergers and acquisitions), stock repurchases, refinancing and/or entry into additional debt facilities, and strategic investments into complementary assets in the markets in which the Company operates.

The Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

From time to time, the Reporting Persons may acquire beneficial ownership of additional securities of the Company, by purchase or otherwise, including additional purchases of shares in the open-market or privately negotiated transactions or otherwise from time to time and upon receipt from the Company of future equity compensation awards for which Mr. Rosen may qualify as an executive of the Company, including, but not limited to, stock options and restricted stock units. In addition, from time to time, the Reporting Persons may dispose of all or a portion of the securities of the Company that are beneficially owned by the Reporting Persons.

Except as set forth above, at the present time, the Reporting Persons do not have any current plans or future intentions of making additional changes to the board, management, or changing the number/terms of board members of the Company.

Other than as described above, the Reporting Persons do not have any plan or proposal that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 3, 2025, Mr. Rosen entered into a consulting agreement with the Company to serve as the Company's Chief Strategic Officer, and to provide support for capital allocation, business development, and communication strategy. Pursuant to the consulting agreement with the Company, Mr. Rosen is paid US$15,000 per month and the consulting contract is terminable at any time. As part of the consulting agreement, Mr. Rosen was granted 1,000,000 options to purchase Common Stock at a price of CAD$0.87 per share, which vest in equal increments over 24 months beginning on February 3, 2025. As of the date of this filing, 166,668 of those options have vested. Additionally, under the terms of the same consulting agreement with the Company, on February 3, 2025, Mr. Rosen was granted 500,000 options to purchase Common Stock, which vest 24 months from the date of the grant, and another 500,000 options to purchase Common Stock which vest 36 months from the date of the grant, with both such additional grants having a strike price of CAD$0.87.

Except as set forth in this statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement by and among the Reporting Persons

## Signatures
- Bengal Catalyst Fund, LP: /s/ Joshua Rosen, Managing Partner of Bengal Impact Partners, LLC, Bengal Catalyst Fund, LP's Investment Manager and Bengal Catalyst GP, LLC (07/01/2025)
- Bengal Impact Partners, LLC: /s/ Joshua Rosen, Joshua Rosen/Managing Partner (07/01/2025)
- Bengal Catalyst Fund GP, LLC: /s/ Joshua Rosen, Joshua Rosen/Managing Partner (07/01/2025)
- Joshua Rosen: /s/ Joshua Rosen, Joshua Rosen/Individually (07/01/2025)
- Sanjay Tolia: /s/ Sanjay Tolia, Sanjay Tolia/Individually (07/01/2025)